FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição - CBD FILES 2006 SEC ANNUAL REPORT

São Paulo, Brazil, June 28, 2007. Companhia Brasileira de Distribuição - CBD [BOVESPA: PCAR4; and NYSE: CBD] (the "Company") filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the "2006 Form 20-F") with the U.S. Securities and Exchange Commission (the "SEC"). The 2006 Form 20-F will be available on both the SEC's website at www.sec.gov and Comissão de Valores Mobiliários' (Brazilian Securities and Exchange Commision) website at www.cvm.gov.br, as well as on the Company's website at www.cbd-ri.com.br.

In addition, shareholders may receive a hard copy of the Company's complete audited Financial Statements, free of charges by requesting a copy within a reasonable period of time from Samantha Conde at CBD's Investor Relations Department, telephone (55 11) 3886-0421 or email: cbd.ri@paodeacucar.com.br.

Any further information or questions regarding the 2006 Form 20-F may be obtained by contacting CBD's Investor Relations department (cbd.ri@paodeacucar.com.br).

Companhia Brasileira de Distribuição

Daniela Sabbag
Investor Relations

Phone: (55 11) 3886-0421
Fax: (55 11) 3884-2677

e-mail: cbd.ri@paodeacucar.com.br
website: www.cbd-ri.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 28, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.